

Gmail

Plural Launch!

Beloved friends and family,

You may all rest easy knowing that Plural has fantastic securities attorneys who keep us in line. They have brought it to my attention that I forgot to include an important disclaimer in my previous email. Please see below.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Thanks so much and looking forward to seeing you all virtually!

Adam

Adam Silver
Plural Energy Co-Founder and CEO

member of SIPC. Find out more about Fundopolis and its Registered Representatives at https://brokercheck.finra.org. As a FINRA and SEC-registered broker-dealer, regulators require Fundopolis to send certain information before making recommendations. Please click on the links for the Customer Relationship Summary ("Form CRS") at Fundopolis CRS.

On Mon, Jun 17, 2024 at 8:00 AM, Adam Silver ▮ > wrote:

Friends and family,

I hope you are all doing well! After a very long journey, I am proud to finally reveal more about what we have been working on with Plural and to share details about our launch. Plural is a platform that allows **public _direct investment in renewable energy projects._** We work directly with experienced renewable project developers to allow them to raise money directly from investors of all sizes in a fully digital experience.

The First Opportunity Details
The first project to raise money on Plural is a portfolio of cash-flowing solar projects developed by Solaris Energy Inc. **This will be launching later this month.** Some quick highlights:

- **Passive income:** internal model projects up to **12% cash returns** annually. The entire financial model is available for download on Solaris's offering page on our website.
- **Ownership:** this is an equity interest, meaning that investors will own a share of the project and get all the same economic benefits as the developer of the project.
- **Accessibility:** Open to all investors — being an "accredited investor" is not required.
- **Tax Benefits:** if you invest in other private investments like rental properties, partnership's, and more, you might be able to access tax benefits associated with the project.*
- Minimum investment will be affordable (still setting it, but expect the minimum to be under $1K and perhaps as low as $100).

We want investors of all sizes to participate so feel free to explore if it is a good fit for you as well as share with people from your world who are interested. You can send them to the page on Plural, Ace Portfolio Overview, where they can dig deeper and click the green button to express interest in investing.

The Launch Party
On June 25th at 12:00PM PT/3:00PM ET we will be hosting a virtual launch party to open the offering for Solaris. Here is the event link, but I will send a calendar invite with details shortly.

Thanks in advance and hope to see you all at the launch!

Adam

*We are not tax advisors and recommend consulting a tax advisor if pursuing this investment for tax purposes.

Adam Silver
Plural Energy

and a member of SIPC. Find out more about Fundopolis and its Registered Representatives at https://brokercheck.finra.org. As a FINRA and SEC-registered broker-dealer, regulators require Fundopolis to send certain information before making recommendations. Please click on the links for the Customer Relationship Summary ("Form CRS") at Fundopolis CRS.



Gmail [redacted]

Following up from yesterday

Adam Silver <[redacted]> Tue, Jun 25, 2024 at 3:26 PM
To: Chris Hopgood [redacted]
Bcc: 22571351@bcc.hubspot.com

Hi Chris,

Great to connect yesterday. Wanted to follow up on our conversation and see if there were any folks in your network who might be interetsed in investing in the Solaris deal. Feel free to share the below details.

Solaris Ace Portfolio
Solaris is raising capital for a portfolio of cash-flowing solar projects with tax benefits available. **The portfolio will be launching on Plural in the coming days.** Some quick highlights:

- **Passive income:** internal model projects up to **12% cash returns** annually. The entire financial model is available for download on Solaris's offering page on our website.
- **Ownership:** this is an equity interest, meaning that investors will own a share of the project and get all the same economic benefits as the developer of the project.
- **Tax Benefits**: an renewable tax accounting firm has completed an analysis and expects investors **to be able to access 87.5% of their invested amount** as a loss to offset other applicable income in the first year.*

Interested investors can learn more about the opportunity on Plural's website or reach out to [redacted] to learn more.

Thanks,

Adam

*We are not tax advisors and recommend consulting a tax advisor if pursuing this investment for tax purposes.

Disclaimer: *No money or other consideration is being solicited at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.*

Adam Silver
Plural Energy [redacted]



Gmail

Plural launch with cash flowing solar asset

Adam Silver
To: Shane Prebenda <s
Bcc: 22571351@bcc.hubspot.com

Mon, Jun 24, 2024 at 8:32 PM

Shane,

So great to connect earlier this week. If you think folks from your world might be interested in Plural and our first opportunity, feel free to share the below!

What is Plural

Plural Energy streamlines and democratizes clean energy investment. We partner with established solar projects with a strong track record to raise capital directly from investors. Direct investing into solar projects themselves offers cash returns and access to tax benefits. Our platform uses blockchain powered smart contracts to reduce cost, increase transparency, and improve capital efficiency.

First offering details

Plural is launching with a portfolio of cash-flowing solar projects with tax benefits available. **The portfolio will be launching on Plural in the coming days.** Some quick highlights:

- **Passive income:** internal model projects up to **12% cash returns** annually. The entire financial model is available for download on Solaris's offering page on our website.
- **Ownership:** this is an equity interest, meaning that investors will own a share of the project and get all the same economic benefits as the developer of the project.
- **Tax Benefits:** an renewable tax accounting firm has completed an analysis and expects investors **to be able to access 87.5% of their invested amount as** a loss to offset other applicable income in the first year.*

Feel free to dig in and/or share. Interested investors can learn more about the on Plural's website or respond to this email to schedule time to learn more.

Thanks!

Adam

*We are not tax advisors and recommend consulting a tax advisor if pursuing this investment for tax purposes.

Disclaimer: No money or other consideration is being solicited at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Adam Silver
Plural Energy [redacted]

[redacted]-related transactions effected through the Plural Branch Office of Fundopolis Securities LLC. The information contained in this email communication and any attachments is for information purposes and should not be regarded as an offer to sell or a solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be in violation of any local laws. The information and any opinions contained in this email communication have been obtained from sources that we consider reliable, but we do not represent such information and opinions are accurate or complete, and thus should not be relied upon as such. Fundopolis LLC ("Fundopolis") is a broker-dealer registered with the U.S. Securities and Exchange Commission, a member of FINRA, and a member of SIPC. Find out more about Fundopolis and its Registered Representatives at https://brokercheck.finra.org. As a FINRA and SEC-registered broker-dealer, regulators require Fundopolis to send certain information before making recommendations. Please click on the links for the Customer Relationship Summary ("Form CRS") at Fundopolis CRS.



Gmail

Plural launch with cash flowing solar asset

Adam Silver <█████xyz>   Tue, Jun 25, 2024 at 4:06 PM
To:
Bcc: 22571351@bcc.hubspot.com

Michael,

Great to connect today — I wanted to share high level information on the Solaris deal in case any of your other clients are interested. Feel free to share the below.

Solaris, an established renewable energy devleoper, is making a portfolio of cash-flowing solar projects with tax benefits available for investment on the Plural platform. Some quick highlights:

- **Passive income:** internal model projects up to **12% cash returns** annually. The entire financial model is available for download on Solaris's offering page on our website.
- **Ownership:** this is an equity interest, meaning that investors will own a share of the project and get all the same economic benefits as the developer of the project.
- **Tax Benefits:** an renewable tax accounting firm has completed an analysis and expects investors **to be able to access 87.5% of their invested amount as** a loss to offset other applicable income in the first year.*

Interested investors can learn more about the on Plural's website or email me ██████████ to schedule time to learn more.

Thanks!

Adam

*We are not tax advisors and recommend consulting a tax advisor if pursuing this investment for tax purposes.

Disclaimer: No money or other consideration is being solicited at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Adam Silver
Plural Energy ██████
██████████

member of SIPC. Find out more about Fundopolis and its Registered Representatives at https://brokercheck.finra.org. As a FINRA and SEC-registered broker-dealer, regulators require Fundopolis to send certain information before making recommendations. Please click on the links for the Customer Relationship Summary ("Form CRS") at Fundopolis CRS.



Gmail [redacted]

Plural launch with cash flowing solar asset

Adam Silver [redacted]
To: Wes Thornburgh [redacted] Clark Thornburgh [redacted]
Bcc: 22571351@bcc.hubspot.com

Tue, Jun 25, 2024 at 3:56 PM

Wes and Clark,

Great to connect today as always. Wanted to share with you easy to forward details about the first asset launching on Pllural. Feel free to share with anyone who might be of interest.

Solaris Ace Portfolio
Solaris, an established renewable energy developer, is opening up an investment opportunity on Plural for a portfolio of cash-flowing solar projects with tax benefits available. **The portfolio will be launching on Plural in the coming days.** Some quick highlights:

- **Passive income:** internal model projects up to **12% cash returns** annually. The entire financial model is available for download on Solaris's offering page on our website.
- **Ownership:** this is an equity interest, meaning that investors will own a share of the project and get all the same economic benefits as the developer of the project.
- **Tax Benefits**: an renewable tax accounting firm has completed an analysis and expects investors **to be able to access 87.5% of their invested amount** as a loss to offset other applicable income in the first year.*

Feel free to share. Interested investors can learn more about the on the website or email me at [redacted] to learn more.

Thanks!

Adam

*We are not tax advisors and recommend consulting a tax advisor if pursuing this investment for tax purposes.

Disclaimer: *No money or other consideration is being solicited at this time, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.*

Adam Silver
Plural Energy Co-Founder and CEO
[redacted]

been obtained from sources that we consider reliable, but we do not represent such information and opinions are accurate or complete, and thus should not be relied upon as such. Fundopolis LLC ("Fundopolis") is a broker-dealer registered with the U.S. Securities and Exchange Commission, a member of FINRA, and a member of SIPC. Find out more about Fundopolis and its Registered Representatives at https://brokercheck.finra.org. As a FINRA and SEC-registered broker-dealer, regulators require Fundopolis to send certain information before making recommendations. Please click on the links for the Customer Relationship Summary ("Form CRS") at Fundopolis CRS.



Gmail

Plural Launch!

Adam Silver ████████████████

████████████████████████

Friends,

Just realized I forgot to include some important disclosure information in my last email. See below.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Thank you! Hope to see many of you tomorrow!

Adam

On Mon, Jun 24, 2024 at 6:11 PM Adam Silver ████████ wrote:
Friends of Plural,

It has been great to connect with you during the journey building Plural and we appreciate all the support, feedback, and time we have received along the way.

We are excited to announce that **we are launching next week!** Learn more about the first asset launching here: Ace Portfolio.

We are also hosting a launch party next week as our "opening bell" (kinda). We'd love for you to join us: Plural Launch Party.

Thanks so much!

Adam

Adam Silver
Plural Energy Co-Founder and CEO

--
Adam Silver
Plural Energy Co-Founder and CEO
[redacted]

All investment and securities-related transactions effected through the Plural Branch Office of Fundopolis Securities LLC. The information contained in this email communication and any attachments is for information purposes and should not be regarded as an offer to sell or a solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be in violation of any local laws. The information and any opinions contained in this email communication have been obtained from sources that we consider reliable, but we do not represent such information and opinions are accurate or complete, and thus should not be relied upon as such. Fundopolis LLC ("Fundopolis") is a broker-dealer registered with the U.S. Securities and Exchange Commission, a member of FINRA, and a member of SIPC. Find out more about Fundopolis and its Registered Representatives at https://brokercheck.finra.org. As a FINRA and SEC-registered broker-dealer, regulators require Fundopolis to send certain information before making recommendations. Please click on the links for the Customer Relationship Summary ("Form CRS") at Fundopolis CRS.



M Gmail

Plural's Launch!

Adam Silver

Wed, Jun 26, 2024 at 1:15 PM

Friends of Plural,

Apologies, just realized I forgot to include some important disclosure language in my previous note.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer). A person's indication of interest includes no obligation or commitment of any kind.

Hoping to see many of you at the launch party!

Adam

On Sat, Jun 22, 2024 at 12:14 PM Adam Silver ▮ wrote:
Friends of Plural,

Thank you all for your support throughout our journey building Plural. We are launching next week! Learn more about the first asset launching here: Ace Portfolio.

We are also hosting a launch party next week as our "opening bell" (kinda). We'd love for you to join us: Plural Launch Party.

Thanks so much!

Adam

Adam Silver
Plural Energy Co-Founder and CEO
▮